November 22, 2024

Paul Grinberg
Chief Executive Officer
Mountain Lake Acquisition Corp.
930 Tahoe Blvd STE 802 PMB 45
Incline Village, NV 89451

       Re: Mountain Lake Acquisition Corp.
           Amendment No. 2 to Form S-1
           Filed November 15, 2024
           File No. 333-281410
Dear Paul Grinberg:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No. 2 to Form S-1
Dilution, page 83

1. We note your disclosure in the introductory paragraphs to the dilution table that your calculation does not reflect any dilution associated with the conversion of rights, including the private rights. This disclosure does not appear to be consistent with your calculation, which appears to contemplate the dilutive impact of the conversion of the public and private rights. Please clarify or revise.



       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related
 November 22, 2024
Page 2

matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-
3356 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Giovanni Caruso